Exhibit (d)(16)
Dell Employment Agreement
I agree to the following terms regarding my employment or continued employment with Dell or a subsidiary or affiliate of Dell (collectively, Dell). I enter into this Agreement in consideration of: the salary, wages, and benefits paid to me by Dell; the confidential and proprietary information provided to me by Dell; and Dell’s association of me with Dell’s goodwill. I understand that Dell agrees to employ me only on the condition that I agree to honor and to be bound by the provisions of this Agreement.
1. I will devote my best efforts to performing the duties that Dell may assign to me from time to time.
2. My employment at Dell is “at-will” and is not for any specified period of time. Either I or Dell may terminate my employment at any time for any reason, with or without cause or advance notice. If I terminate my employment, I understand that Dell requests I provide a minimum of two weeks’ advance written notice.
3. While I am a Dell employee, I will promptly disclose all Intellectual Property to Dell. Intellectual Property includes each discovery, idea, improvement, or invention I create, conceive, develop, or discover, in whole or in part, alone or with others, (a) on Dell’s time, (b) which relates to Dell’s business, or (c) which results from the use of Dell’s equipment, supplies, facilities, or information. All Intellectual Property, in whatever form, is Dell’s property. I assign to and agree to assign to Dell and its nominees, without additional compensation, all of my rights in Intellectual Property. I will assist Dell in all ways in the future, including giving evidence and executing any documents deemed helpful or necessary by Dell, to establish, perfect, and register worldwide, at Dell’s expense, such rights in Intellectual Property. I will not do anything in conflict with Dell’s rights and will cooperate fully to protect Intellectual Property against misappropriation or infringement. In accordance with Section 2870 of the California Labor Code (attached as Addendum A), this assignment shall not apply to an invention that I developed entirely on my own time without using Dell’s equipment, supplies, facilities, or trade secret information except for those inventions that either: (1) relate at the time of conception or reduction to practice of the invention to Dell’s business, or actual or demonstrably anticipated research or development of Dell; or (2) result from any work performed by me for Dell. For one year following my separation from Dell employment for any reason, I will disclose to Dell’s General Counsel each patent application into which I had any material input or for which I provided any material intellectual support relating to my employment at Dell.
4. I agree that Dell will be the copyright owner in all Copyrightable Works of every kind and description created or developed by me, solely or jointly with others, in connection with any employment with Dell, and that such Copyrightable Works are works made for hire. If requested to, and at no further expense to Dell, I will execute in writing any acknowledgments or assignments of copyright ownership of such Copyrightable Works as may be appropriate for preservation of the worldwide ownership in Dell and its nominees of such copyrights. I irrevocably appoint Dell as my attorney-in-fact for the sole purpose of executing all necessary documents relating to the registration or enforcement of Dell’s copyrights, patents, and other intellectual property rights. Dell may not waive its rights to any Copyrightable Work or other intellectual property except through a written instrument that specifically waives its rights to a specific Copyrightable Work or piece of intellectual property, references this paragraph, and is signed by a Dell officer following my full and complete disclosure in writing of the existence and nature of the Copyrightable Work or other piece of intellectual property.
5. If Schedule A is attached to this Agreement, I have chosen to exclude from the operation of this Agreement those previous inventions and improvements listed in Schedule A and, if needed, more fully described in disclosure statements submitted to Dell. Under Schedule A, I have listed the titles of all my ideas, inventions, improvements, works of authorship, and discoveries, patented or unpatented, copyrighted or not copyrighted, that have been completed or are in progress at the date of this Agreement. As a matter of establishing a record, these ideas, inventions, improvements, works of authorship, and discoveries that are in progress have been fully described by me in the disclosure statements I have attached to Schedule A. If I believe a confidentiality obligation I owe to any other person or entity prevents me from providing a fully description, I will explicitly state this fact on Exhibit A and provide as extensive a description as I believe I am permitted to provide in light of that confidentiality obligation. I understand that I must provide the Schedule and statements before I sign this Agreement and that no such ideas will be excluded from operation of this Agreement unless they are properly identified in the Schedule prior to my execution of this Agreement. I further understand that I cannot make any changes to the Schedule after this Agreement has been signed.
6. Dell will associate me with Dell’s goodwill and give me Confidential Information. I understand and agree that, for purposes of this Agreement, “Confidential Information” means: all information and data in whatever form that is valuable to Dell and is not generally known outside of Dell; all Dell proprietary information; all Dell trade secrets; and all information and data in whatever form that is disclosed by others in confidence to Dell. I understand that Confidential Information may not be explicitly marked as confidential. If I have doubts about whether particular information is Confidential Information, I will promptly consult Dell’s Legal Department for guidance in advance. I understand and agree that Confidential Information includes, but is not limited to, the information described below:
     A. Technical information of Dell, its affiliates, its customers or other third parties that is in use, planned, or under development, such as but not limited to: manufacturing and/or research processes or strategies; computer product, process, and/or devices; software product; and any other databases, methods, know-how, formulae, compositions, technological data, technological prototypes, processes, discoveries, machines, inventions, and similar items;
     B. Business information of Dell, its affiliates, its customers, or other third parties, such as but not limited to: information relating to Dell employees other than myself (including information related to their performance, skillsets, and compensation); actual and anticipated relationships between Dell and other companies; financial information; information relating to customer or vendor relationships; product pricing, customer lists, customer preferences, financial information, credit information; and similar items; and
     C. Information relating to future plans of Dell, its affiliates, its customers, or other third parties, such as but not limited to: marketing strategies; new product research; pending projects and proposals; proprietary production processes; research and development strategies; and similar items; and
     D. All “trade secrets” within the meaning of the Uniform Trade Secrets Act. I hereby waive any requirement that Dell submit proof of the economic value of any trade secret or to the fullest extent permitted by law to post a bond or other security to enforce its rights under applicable law.
7.	To protect the Confidential Information and Dell’s goodwill, I agree as follows:
     A. I will not use, publish, misappropriate, or disclose any Confidential Information, during or after my employment, except as required in the performance of my duties for Dell or as specifically authorized in writing by Dell.
     B. While I am employed by Dell and for the one-year period immediately following the termination of my employment for any or no reason, I will not use any Confidential Information to communicate in any way with any other person regarding (a) a Company Employee leaving the employ of Dell; or (b) a Company Employee seeking employment with any other employer. A “Company Employee” means any person employed by Dell or any person who left employment with Dell within the preceding 60 days, except as specifically authorized in writing by Dell,.
     C. Upon demand or when my employment with Dell ends, whichever comes first, I will promptly deliver to a designated Dell representative all originals and copies of all materials, documents, and property of Dell which are in my possession or control. I also will cooperate in conducting an exit interview with a designated Dell representative.
     D. I will comply with any other lawful restrictive covenants that are part of any agreements I have with Dell.
8. I will not export or otherwise transfer out of the United States or release to any person within the United States, Controlled Technology or Software, during or after my employment, except as authorized in writing by Dell.

Controlled Technology or Software is technology or software controlled under the U.S. Export Administration Regulations. Release within the United States includes disclosure to any person, oral exchanges with persons in the United States or abroad, and application to situations abroad of personal knowledge or technical experience acquired in the United States. If I have any doubts regarding whether particular information is Controlled Technology or Software, I will promptly consult Dell’s Legal Department or Dell’s Trade Compliance Organization.
9. I will not use in my work or disclose to Dell any confidential or proprietary information of a third party unless Dell first receives written authorization from that third party. I will not violate my confidentiality or other obligations owed to any person or entity, including former employers, or use any trade secrets of any former employers in connection with my employment with Dell.
10. I agree to act legally and ethically at all times while I am employed by Dell and to abide by all applicable laws and regulations, as well as the provisions of the Dell Code of Conduct (receipt of which I hereby acknowledge) and all policies, procedures, standards, directives, and rules as may be adopted or modified by Dell from time to time, and I hereby agree to review and regularly re-review same to ensure I am familiar with the current version of same. I agree to complete all required training, including but not limited to ethics and compliance training, in a timely and ethical manner. I agree to timely and properly report possible or actual illegal and unethical behavior to Dell when I become aware of it. I further agree to fully cooperate in investigations undertaken by Dell.
11. I agree that my name, voice, picture, and likeness may be used in Dell’s advertising, training aids, and other materials without payment of separate compensation to me. I will not issue or release any articles, advertising, publicity, or other matter relating to Dell, or provide any information regarding Dell to any other person intending to do so, without Dell’s specific written consent.
12. I agree I may receive delivery of notices and other communications at the e-mail address assigned to me by Dell, through publications to Dell’s intranet, and through other electronic means of communication. I authorize Dell to accept my electronic signature as binding and final on any notice, agreement, or other document and to process employment-related transactions, including transactions involving benefits or compensation or any other aspect of employment, electronically. I agree that my electronic signature may consist of clicking a button or engaging in other conduct reasonably understood to indicate my agreement.
13. If I enter into any employment, consulting, or other service relationship within one year of leaving Dell’s employ, I will give written notice to my former Dell manager within five business days of my acceptance of such service relationship. I will include the name and address of the entity or business concern involved (if any) and the title, nature, and duties of the employment, consulting, or other service relationship. I expressly consent to and authorize Dell to disclose both the existence and terms of this Agreement to any future employer or other user of my services.
14. I agree that, except as may be required by law or court order or as is otherwise permitted by this Agreement, I will not, whether openly, anonymously, or under pseudonym, in any individual or representative capacity whatsoever, make any statement, oral or written, which is detrimental in any material respect to the reputation or goodwill of Dell. I understand my compliance with a subpoena or other legally compulsive process or my participation as a witness in any lawsuit or administrative proceeding by any governmental agency will not be a violation of this provision. I also understand that this Agreement does not prohibit me from discussing terms and conditions of my employment. I further agree that I will give Dell my full cooperation in connection with any claims, lawsuits, or proceedings that relate in any manner to my conduct or duties, or that are based on facts about which I obtained personal knowledge, while employed at Dell. Dell will reimburse me for my direct and reasonable out of pocket expenses (excluding attorney’s fees) incurred with respect to rendering such cooperation.
15. I agree that any violation of my obligations under paragraphs 6 through 9 would cause irreparable harm to Dell, and I agree that Dell will be entitled to an injunction restraining any violation or further violation of such paragraphs. If any term, provision, covenant, or condition of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the validity and enforceability of the remaining terms, provisions, covenants and conditions of this Agreement shall not in any way be affected, impaired or invalidated.

16. TO THE FULLEST EXTENT PERMITTED BY LAW, DELL AND I WAIVE A TRIAL BY JURY OF ANY OR ALL ISSUES ARISING IN ANY ACTION OR PROCEEDING BETWEEN DELL AND ME, INCLUDING ANY ACTION OR PROCEEDING ARISING OUT OF, UNDER, OR CONNECTED WITH THIS AGREEMENT, ANY OF ITS PROVISIONS, MY EMPLOYMENT RELATIONSHIP WITH DELL, ANY COMPENSATION OR BENEFITS ASSOCIATED WITH MY EMPLOYMENT RELATIONSHIP WITH DELL, OR ANY TERMINATION OF MY EMPLOYMENT RELATIONSHIP WITH DELL.
17. This Agreement, together with the attached offer letter and signed Addenda (if any), constitute my entire agreement with Dell concerning the topics covered. These documents replace completely any earlier or contemporaneous communication or agreement with Dell about these topics, apart from any restrictive covenants I have previously entered with Dell. The laws of the State of Texas govern this Agreement. The exclusive venue for the resolution of any dispute between Dell and me other than those arising out of any stock, stock unit, or stock option agreements shall be the state courts situated in Williamson County, Texas, or the federal courts with jurisdiction over Williamson County, Texas.
I have carefully read this Agreement, and I understand and accept its terms. I agree that I will continue to be bound by the provisions of this Agreement after my employment with Dell has ended.

Signature	Printed Name	Date
NOTE: Schedule A and disclosure statements are not a part of this Agreement or accepted by Dell if the Schedule has not been initialed by a member of Dell’s Legal Department.

Schedule A To Dell
Employment Agreement

Employee Name:	Badge Number:
(For Recruiter use only)
(List previous inventions and improvements and continue on attached sheet if necessary.)
Number of pages of disclosure statements attached (write “None” if none are attached):
Employee Initials:                     Approved by Dell Legal:
If not applicable, please leave blank and return with your signed offer letter.

Addendum A
CALIFORNIA LABOR CODE NOTICE
(Regarding Certain Exclusions From Invention Assignments)
With respect to employees in California, the provisions of any employment agreement requiring the employee to assign Inventions to the Company shall not apply to those inventions as described by California Labor Code Section 2870, which provides as follows:
California Labor Code Section 2870
“(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:
(1)	Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2)	Result from any work performed by the employee for the employer.
(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of the State of California and is unenforceable.”
The employee shall bear the full burden of proving to the Company that an Invention qualifies fully under Section 2870 so as to be excluded from assignment to the Company.
The employee may be required to provide for full title to certain patents and inventions to be in the name of the United States, to the extent required by certain contracts as may exist between the Company and the United States or any of its agencies.